Filed by Just Eat Takeaway.com N.V.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Grubhub Inc.
Commission File No.:  001-36389

Amsterdam, 10 June 2020

Possible Combination of Just Eat Takeaway.com and Grubhub

The Management Board of Just Eat Takeaway.com N.V. (“Just Eat Takeaway.com”) notes the press speculation in relation to a possible combination of the businesses of Just Eat Takeaway.com and Grubhub Inc. (“Grubhub”). The Management Board of Just Eat Takeaway.com confirms that it is in advanced discussions with Grubhub regarding an all-share combination of Just Eat Takeaway.com with Grubhub.

A further announcement will be made when appropriate.

Just Eat Takeaway.com

Jitse Groen, CEO
Brent Wissink, CFO
Joerg Gerbig, COO

Investors:
Joris Wilton
E: Joris.Wilton@takeaway.com
T: +31 6 143 154 79

Media:

E: press@takeaway.com

For more information please visit our corporate website: https://corporate.takeaway.com

About Just Eat Takeaway.com N.V.

Just Eat Takeaway.com (LSE: JET, AMS: TKWY) is a leading global online food delivery marketplace outside China.

Headquartered in Amsterdam, the Company is focused on connecting consumers and restaurants through its platforms. With over 155,000 connected restaurants, Just Eat Takeaway.com offers consumers a wide variety of food choice. Just Eat Takeaway.com mainly collaborates with delivery restaurants. In addition, Just Eat Takeaway.com provides its proprietary restaurant delivery services for restaurants that do not deliver themselves.

The combination of Just Eat and Takeaway.com has rapidly grown to become a leading online food delivery marketplace with operations in the UK, the Netherlands, Germany, Denmark, France, Ireland, Italy, Norway, Spain, Belgium, Poland, Austria, Israel, Switzerland, Luxembourg, Portugal, Bulgaria, Romania, Australia & New Zealand, Canada, Mexico and Brazil.

Market Abuse Regulation

This press release contains inside information as meant in clause 7(1) of the Market Abuse Regulation.

Disclaimer

Statements included in this press release that are not historical facts (including any statements concerning investment objectives, other plans and objectives of management for future operations or economic performance, or assumptions or forecasts related thereto) are, or may be deemed to be, “forward-looking statements”. These forward-looking statements may be identified by the use of forward-looking terminology, including the terms “believes”, “estimates”, “plans”, “projects”, “anticipates”, “expects”, “intends”, “may”, “will” or “should” or, in each case, their negative or other variations or comparable terminology, or by discussions of strategy, plans, objectives, goals, future events or intentions. Forward-looking statements may and often do differ materially from actual results. Any forward-looking statements reflect the Company’s current view with respect to future events and are subject to risks relating to future events and other risks, uncertainties and assumptions relating to the Company’s business, results of operations, financial position, liquidity, prospects, growth, strategies and the potential transaction, including uncertainties as to whether an agreement in respect of the potential transaction will be negotiated and executed and uncertainties as to the timing of the potential transaction and whether the potential transaction will be completed. Readers are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made.

The Company expressly disclaims any obligation or undertaking to update, review or revise any forward-looking statement contained in this announcement whether as a result of new information, future developments or otherwise.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

An agreement in respect of the potential transaction described in this release has not yet been executed, and this release is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the U.S. Securities and Exchange Commission (the “SEC”) should the potential transaction go forward. Any solicitation will only be made through materials filed with the SEC.

Should the potential transaction go forward, the Company expects to file relevant materials with the SEC, including a registration statement on Form F-4 that may include a proxy statement of Grubhub that also constitutes a prospectus of the Company. Investors and security holders are urged to read all relevant documents filed with the SEC (if and when they become available), including the proxy statement/prospectus, because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain these documents (if and when they become available) free of charge at the SEC’s website, http://www.sec.gov, or for free from the Company by using the contact details above. Such documents are not currently available.

Participants in Solicitation

This release is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC should the proposed transaction go forward. Nonetheless, the Company and its affiliates and their directors and executive officers and certain employees may be deemed to be participants in the solicitation of proxies from Grubhub stockholders with respect to the potential transaction. Information about such parties and a description of their interests are set forth in the Company’s 2019 Annual Report, which may be obtained free of charge from the Company’s website, www.corporate.takeaway.com. Additional information regarding the interest of such participants will also be included in the materials that the Company expects to file with the SEC should the proposed transaction go forward.

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